FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

STANDARD & POOR’S RAISES TURKCELL’S FOREIGN CURRENCY RATING

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

Standard & Poor’s rating services raised its long-term foreign currency rating on Turkcell Iletisim Hizmetleri A.S. to BB- to reflect the maintenance of moderate financial profile and ongoing solid operating performance.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Koray Ozturkler
Investor Relations	Investor Relations
04.12.2006, 09:00	04.12.2006, 09:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL ANNOUNCED DEVELOPMENT REGARDING DISPUTE ON FIXED ODDS BETTING BUSINESS

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

With respect to the fixed odds betting tender dated 25.09.2003 related to the establishment and operation of risk management center and acting as head agency, Gtech Avrasya Teknik Hizmet ve Musavirlik A.S. commenced a lawsuit against Public Tender Authority and the Genclik ve Spor Genel Mudurlugu, in the Ankara 4th Administrative Court claiming for the the annulment of the procedures related to the granting of the tender to Inteltek Teknoloji Yatirim ve Danismanlik Tic. A.S. (“Inteltek”), announcement, and approval of the tender as well as claiming the annulment of Public Tender Authority’s decision concerning that there is no ground to give a decision regarding the cancellation of the aforementioned tender. According to the official declaration we received today related to this case where Inteltek participated as an intervener’s, Public Tender Authorities’ decision subject to this case has been annulled while the topic related to the procedures of the tender has been rejected without any appraisal. Consequently, Inteltek’s operations will continue without interruption.

As a result of this decision, the case will be resent to the Public Tender Authority, and Public Tender Authority will make a new decision in the framework of aforementioned decree of annulment.

On the other hand, the decision which was made by Ankara 4th Administrative Court, will be appealed by Inteltek.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Koray Ozturkler
Investor Relations	Investor Relations
07.12.2006, 17:00	07.12.2006, 17:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 7, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 7, 2006	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer